SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

April 17, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Madeleine Mateo

Re:	Accelerant Holdings
Draft Registration Statement on Form S-1
Amendment No. 5 submitted on November 25, 2024
CIK No. 0001997350

Ladies and Gentlemen:

On behalf of our client, Accelerant Holdings (the “Registrant”), we hereby confidentially submit this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 17, 2024 (the “Comment Letter”), relating to the above referenced amended Draft Registration Statement on Form S-1 submitted to the Commission (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 6”).

In this letter, we have recited the comments from the Staff in italicized and bolded type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 6.

Prospectus Summary, page 1

1.

In order for investors to better understand your business and operational structure after this offering, please add an organizational chart that displays the share ownership of management, the new public shareholders, Altamont and its affiliates as well as any other significant shareholders. The chart should show any ongoing fee or management obligations for your key subsidiaries or parent entities.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 17 of the Registration Statement to include an organizational chart with accompanying disclosure. The presentation of Class A and Class B shares, economic and voting interests within the organizational chart will be included upon the determination of the proposed amount of Class A shares to be offered to the public as part of the offering. Following the offering, the Company will discontinue the payment of any fees to any parent entity of the Company or any affiliate thereof and, accordingly, no such fees appear in such organizational chart.

Mission Underwriters, page 207

2.

We note your disclosure regarding the May 1, 2024 acquisition of Mission Underwriters by Accelerant Holdings. Please provide the information required by Item 404 of Regulation S-K, such as the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person’s interest in the transaction.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 200 of the Registration Statement.

Index to Consolidated Financial Statements, page F-1

3.	Please revise to include signed audit reports for both Accelerant Holdings and Accelerant Holdings LP.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to include signed audit reports of our independent registered public accounting firm, PricewaterhouseCoopers LLP, on pages F-4 and F-80 of the Registration Statement.

* * * *

If you have questions with respect to the Registration Statement or the responses set forth above, please direct the questions to me at 212-839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Jeff Radke, Accelerant Holdings
Nancy Hasley, Accelerant Holdings
Robert A. Ryan, Sidley Austin LLP
Thomas Holden, Ropes & Gray LLP
Rachel Phillips, Ropes & Gray LLP